TSX: EQX NYSE-A: EQX

Equinox Gold Advances Canadian Operations with First Ore Processed at the Valentine Gold Mine and Leadership Additions at the Greenstone Gold Mine

August 28, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to provide an update on its cornerstone Canadian mining operations, the Valentine Gold Mine ("Valentine") located in Newfoundland & Labrador, and the Greenstone Gold Mine ("Greenstone") located in northern Ontario.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: "I am pleased to announce that our Valentine Gold Mine has begun processing ore through its 2.5-million-tonne-per-annum facility. We expect to pour first gold within the next month, marking another important milestone for Equinox Gold as we bring our second cornerstone Canadian mine into production (see new video here). With a skilled operating team, with proven commissioning expertise, established systems and procedures and critical spares in place, the team is well positioned to ramp-up to nameplate capacity during Q2 2026. At that point, Valentine is expected to produce between 175,000 and 200,000 ounces of gold annually for the first 12 years of its 14-year reserve life1.

"Equinox Gold is entering a pivotal phase of growth, with production and cash flow expected to increase meaningfully as Valentine ramps up and Greenstone approaches nameplate capacity.

"At Greenstone, the ramp-up continues to advance, supported by new leadership and technical expertise. Bryan Wilson has been appointed Vice President of Operations and will start on September 3, bringing more than 37 years of experience in both open pit and underground mining to the team. Bryan has a proven track record of safe, efficient, and profitable operations and is widely recognized as a change agent who drives performance improvements while upholding the highest safety standards. Bryan was most recently Vice President of Operations at IAMGOLD's Côté Gold Mine, where he led the transformation of the operation through commissioning, optimization, and into steady-state delivery. We also welcomed Roger Souckey as Director, External Relations. With 35 years of global mining experience at both the site and corporate levels, Roger will lead stakeholder and community relations at Greenstone.

"The Company has also strengthened its executive leadership team with the appointment of Daniella Dimitrov as Executive Vice President of Sustainability, People & Strategy. With more than 25 years of leadership experience in strategy, finance, and governance, Daniella adds valuable expertise that will advance our vision of building a top-quartile gold producer anchored by long-life Canadian mines.

"Additionally, holders of the Company's 2020 Convertible Notes elected to convert their notes into common shares at the conversion price of US$6.50 per share and on August 18, 2025, Equinox Gold issued 21.4 million shares to fully settle the US$139.2 million principal amount of the notes. The retirement of the 2020 Convertible Notes marks another step in the Company's objective to reduce overall leverage."

Valentine Gold Mine Update

Equinox Gold's second cornerstone Canadian asset, the Valentine Gold Mine located in Newfoundland & Labrador, Canada, is a conventional crush-grind carbon-in-leach operation expected to produce between 175,000 and 200,000 ounces of gold annually for the first 12 years of its 14-year reserve life1. Once fully operational, it will be Equinox Gold's second-largest mine, the largest gold mine in Atlantic Canada, and a significant contributor to the Newfoundland & Labrador economy.

Valentine currently boasts Proven and Probable Mineral Reserves² of 2.7 million ounces grading 1.62 g/t gold, exclusive of Measured and Indicated Mineral Resources² of 1.3 million ounces grading 1.45 g/t gold, and an Inferred Mineral Resource of 1.1 million ounces grading 1.65 g/t gold. Encompassing a 250 km2 land package, Valentine has the potential to emerge as a new gold district. The existing deposit is located within a highly prospective 32-km mineralized trend offering strong exploration upside, sharing geological similarities with the well-known Val d'Or and Timmins camps in the Abitibi gold belt in Ontario.

Valentine Exploration Highlights

The Valentine mining operation consists of three open pits: Marathon, Berry, and Leprechaun. Recent drilling efforts at Valentine have focused on an area outside of defined mineral resources southwest of the Leprechaun open pit called the Frank Zone. Drilling continues to intersect significantly broad-width and near-surface gold mineralization that remains open to both the southwest and north for over one kilometre along strike and to a vertical depth of 500 metres, highlighting the potential for a new open pit development. Some of these results include 2.43 g/t gold over 172.8 metres estimated true width ("ETW"), 2.12 g/t gold over 95.4 metres ETW, 3.08 g/t gold over 48.2 metres ETW, and at-surface results of 97.87 g/t gold over 3.9 metres ETW (see Calibre news releases dated November 24, 2024 and February 11, 2025). The geological characteristics of these results are consistent with those of the proven open pits. Moreover, exploration to date at Valentine has concentrated on only the 8-km corridor between the Leprechaun and Marathon open pits in what is known as the Valentine Lake Shear Zone. This shear zone extends for 32 kilometres and offers substantial potential for additional gold discoveries.

Qualified Person and Technical Information

The scientific and technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mining Geology for Equinox Gold and a "Qualified Person" under National Instrument 43-101. The Mineral Reserve estimate for the Valentine was disclosed by Calibre Mining Corp. in its Annual Information Form dated March 14, 2025, for the year ended December 31, 2024, which can be found on Calibre's profile on SEDAR+ at www.sedarplus.ca.

About Equinox Gold

Equinox Gold (TSX: EQX) (NYSE American: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King

EVP Capital Markets

T: 778.998.3700

E: ryan.king@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns;  expectations for Valentine commissioning and operations, including achieving design capacity and anticipated production; expectations for Greenstone operations, including achieving design capacity; expectations for exploration upside and potential future mining opportunities around Valentine, and expectations for future success of the management team. Forward-looking Information is generally identified using words like "will", "potential", "growth", "continue", "increase", "expect", "upside", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: The ramp-ups at Valentine and Greenstone being completed and performed in accordance with current expectations; the results of exploration programs being consistent with expectations; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects, including Valentine and Greenstone; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; and the ability of the Company to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section "Risk Factors" in Calibre Mining's MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties included in this news release was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Footnotes

1. Refer to the "Valentine Gold Project NI 43-101 Technical Report and Feasibility Study" dated November 30, 2022, found on the Equinox Gold website at www.equinoxgold.com/operating-mines.

2. Refer to the Mineral Reserves & Resources Statement found on the Equinox Gold website at www.equinoxgold.com/reserves-and-resources.